UNITED STATES
                         SECURITIES EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934


                               TBX RESOURCES, INC.
                               -------------------
                 (Name of Small Business Issuer in its charter)


      Texas                                              75-2592165
-------------------------------              ----------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


 12300 Ford Road, Suite 265, Dallas, TX                             75234
--------------------------------------------                      ------------
         (Address of principal executive offices)                  (Zip Code)


Issuer's telephone number   (972) 243-2610
                          ----------------

Securities to be registered pursuant to Section 12(b) of the Act:
   Not Applicable.
   ---------------


Securities to be registered pursuant to Section 12(g) of the Act.

                                  Common Stock
                  --------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

Description of Business.......................................................1

Management Discussion and Analysis or Plan of Operation.......................5

Description of Properties.....................................................6

Security Ownership of Management and Certain Security Holders................11

Directors and Executive Officers, Promoters and Control Persons..............11

Executive Compensation.......................................................12

Securities Being Registered..................................................12

Market For Common Equity and Related Stockholder Matters.....................13

Recent Sales of Unregistered Securities......................................13

Indemnification of Directors and Officers....................................14

Financial Statements.........................................................15

                             DESCRIPTION OF BUSINESS

Background

         TBX Resources, Inc., was incorporated in the state of Texas in March, 1995, by our president, Mr. Tim Burroughs. Our primary focus has been to acquire producing oil and gas properties with opportunities for future development. Prior to acquiring a property, we analyze the previous production and operating history of the property, as well as the production history and related operating procedures for similar wells producing from the same formations in the general area. While acquiring producing properties which respond positively to improved production practices and enhanced recovery techniques, we have built an inventory of low risk, infield development drilling locations.

         Mr. Burroughs' experience in the oil and gas industry began as a financier for an exploration company, where he arranged drilling capital to meet the company's annual drilling budget. As the major oil and gas companies focused their investment capital offshore and overseas, and high quality, low risk, domestic producing properties became available, Mr. Burroughs developed his low risk strategy for building an oil and gas production company. Over time, Mr. Burroughs cultivated extensive relationships with various oil and gas engineers, geologists and operating personnel with a solid background in oil and gas fields of eastern Texas and western Louisiana. These relationships resulted in a team of consultants and associates who locate and qualify properties for acquisition by TBX Resources, perform workover operations on the acquired wells and analyze the daily production operations to maximize the production of the acquired leases.

         As a result of his extensive operating history in East Texas, Mr. Burroughs became well acquainted with the oil and gas fields along with the numerous field operators and service companies. His acquaintances with several reputable East Texas field operators whereby the field operators locate and present oil and gas acquisition opportunities in east Texas which meet our criteria. These agreements provide us with ongoing acquisition opportunities from which we can select properties with the greatest return potential.

         In the past, we acquired and developed our properties by entering into joint ventures with various third parties. Our compensation for locating, structuring and managing the joint venture partnership was a retained working interest ownership position in each acquisition. The working interest partners enjoyed immediate cash returns and had the comfort of knowing that the managing partner's working interest ownership position in the venture was strong motivation to maximize production from the acquisition while controlling expenses. In addition to the immediate cash flow from proven producing reserves, the working interest partners also received fax benefits from depletion allowances and expenses associated with improving operations on the properties.

         Our  goal  is  to  be  a  publicly  traded,  independent  oil  and  gas exploration and production company which can take full advantage of opportunities resulting from the major oil companies' divestiture of domestic oil and gas properties.

DEVELOPMENT AND EXPLORATION ACTIVITIES

         Economic factors prevailing in the oil and gas industry change from time to time. The uncertain nature and trend of economic conditions and energy policy in the oil and gas business generally make flexibility of operating policies important in achieving desired profitability. We intend to evaluate continuously all conditions affecting our potential activities and to react to those conditions as we deem appropriate form time to time by engaging in businesses most profitable for us. Recently, economic factors have influenced major integrated oil and gas companies to consolidate and restructure. If such activities continue, our management believes that we may have opportunities to acquire domestic producing properties with developmental drilling potential. Any such opportunity will be evaluated for feasibility at the time based upon such factors as future development potential of the producing property, the proximity of property to our existing operations, market prices for oil and gas, current and proposed drilling activities on existing TBX Resources prospects and our financial position. In addition, in order to finance future development and exploration activities, we will consider sponsoring public or private partnerships depending upon the number, size and economic feasibility of our generated prospects, the level of participation of our industry partners and various other factors.

SEASONAL NATURE OF BUSINESS

         Oil and gas prices are subject to seasonal fluctuations that are beyond our ability to control. Historically, the demand for natural gas decreases during the summer months and increases during the winter months. Recently, mild winters have lessened the fluctuation. Pipelines and other entities have begun to more effectively utilize storage capacity by purchasing some of the winter load in the summer at reduced prices, further reducing seasonal fluctuations in gas prices.

BUSINESS RISKS

         TBX Resources is subject to all of the risks normally associated with the exploration for and production of oil and gas, including uncontrollable flows of oil, gas or well fluids into the atmosphere, pollution, and fires, each of which could result in damage to or destruction of oil and gas wells, producing formations, or production facilities or damage to persons and other property. As is common in the industry, we do not fully insure against all these risks either because insurance is not available or because we elect not to insure due to prohibitive premium costs. The occurrence of an event affecting TBX Resources could have a material adverse effect on the financial position and results of our operations. Matt Davis supervises our land department and is responsible for making the applicable filings with the Texas Railroad Commission and other regulatory agencies having control over our operations.

         Our exploration activities carry risks that the value of the related acreage may be decreased by adverse geological studies, unfavorable drilling results on nearby acreage, or lease expirations. In addition, drilling carries a significant risk that no commercial oil or gas production will be obtained and the investment will not e recovered. We prefer to re-complete or rework producing properties to minimize this risk. The ultimate cost of drilling, completing, and operating wells is often uncertain. Moreover, drilling operations may be curtailed or delayed, with the likelihood of increased costs, as a result of, among other factors, title problems, wellhead prices, weather conditions, and geologic uncertainty.

EMPLOYEES AND CONSULTANTS

         TBX Resources has three (3) full-time employees. Tim Burroughs, our president, supervises all of the day-to-day operations of the company. Christine Coley is the secretary/treasurer and director of administration for our company and oversees all phases of accounting, purchasing, customer service, scheduling, compliance and day-to-day office operations. Matt Davis is in charge of our land department and is also responsible for insuring that all necessary filings are made with the Texas Railroad Commission and other regulatory agencies having jurisdiction over our operations.

         Ralph Gillispie serves as a consultant to our company. Dr. Gillispie has been employed in virtually every facet of the petroleum industry in almost every global location that has ever produced commercial hydrocarbons. Dr. Gillispie assists us by acting as an independent consultant for drilling, production and regulatory issues.

         All of the operations conducted in the field on behalf of our company are conducted by Gulftex Operating, Inc. Our president, Tim Burroughs, owns all of the common stock of Gulftex Operating, Inc. However, no compensation is paid to Gulftex Operating, Inc. or Tim Burroughs for the ownership of Gulftex Operating, Inc. or for the management activities conducted by Gulftex Operating, Inc. Although we do not anticipate terminating our relationship with Gulftex, if we did terminate the relationship, or if Gulftex chose to discontinue providing services to us, through the experience of TBX Resource's management, we are confident that other, comparable operations supervisors could be found on a basis that is similar to that currently experienced by us.

         We will also from time to time rely on the services of independent landmen, geologists and reservoir and drilling engineers and other technical consultants as needed.

         We  maintain  our  corporate  offices at 12300  Ford  Road,  Suite 265,
Dallas, Texas, and pay a monthly rental of $941.00 per month. Our lease originally terminated on April 30, 1996, but in January, 2000, we entered into an agreement by which our lease was extended until July 31, 2000. We currently have no plans to move our offices. Although we currently do not have any plans to terminate our lease, because of the small amount of space required for our offices, together with the abundance of office space available in the Dallas/Ft. Worth metroplex, we do not anticipate any problems in obtaining suitable office space if our lease were terminated.

COMPETITION

         Our competitors include major oil companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of our larger competitors possess and employ financial and personnel resources substantially greater than those available to us. Such companies are able to pay more for oil and gas properties and to define, evaluate, bid for and purchase a greater number of properties than our financial or human resources permit. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

OIL AND GAS MARKETING

         General. The availability of a ready market for oil and gas produced from properties now owned or hereafter acquired by us and the prices for such production are dependent upon numerous factors, many of which are beyond our control. These factors include, among other things, the level of domestic production, the availability of imported oil and gas, actions taken by foreign oil and gas producing nations, the availability of pipelines with adequate capacity and other transportation facilities, the availability and marketing of other competitive fuels, fluctuating demand for oil, gas and refined products, and the extent of government regulation and taxation (under both present and future legislation) of the production, refining, transportation, pricing, use and allocation of oil, natural gas, refined products, and substitute fuels. In view of the many uncertainties affecting the supply and demand for crude oil, natural gas, and refined petroleum products, we cannot predict the prices or marketability of our oil and gas production.

         Marketing Arrangements. Our oil production is sold at or near our wells under short-term purchase contracts at prevailing prices in accordance with arrangements which are customary in the oil industry. Substantially all of our current gas production is sold on the spot market and is not, therefore, subject to long term contracts. Although this prevents us from being required to dispose of our production at low rates, there can be no assurance that purchasers will be willing to continue to purchase our natural gas on the spot market.

REGULATION

         The following discussion of regulation of the oil and gas industry is necessarily brief, and is not intended to constitute a complete discussion of the various statutes, rules, regulations or governmental orders to which our operations may be subject.

         Regulation of Production. The production of oil and gas is subject to extensive federal, state and city laws, rules, orders and regulations governing a wide variety of matters, including the drilling and spacing of wells, allowable rates of production, prevention of waste and pollution and protection of the environment. In addition to the direct costs borne in complying with such regulations, operations and revenues may be impacted to the extent that certain regulations limit oil and gas production to below economic levels. Although the particular regulations applicable in each state in which operations are conducted vary, such regulations are generally designed to ensure that oil and gas operations are carried out in a safe and efficient manner and to ensure that similarly-situated operators are provided with reasonable opportunities to produce their respective fair share of available oil and gas reserves. However, since these regulations generally apply to all oil and gas producers, our management believes that these regulations should not put us at a material disadvantage to other oil and gas producers.

         Price Controls on Liquid Hydrocarbons. While not always the case, sales of crude oil, condensate, and natural gas liquids by TBX Resources presently can be made at uncontrolled market prices. While there are currently no federal price controls on crude oil condensate or natural gas liquids, there can be no assurance that Congress will not reenact controls at a future time.

         Regulation of the Environment. The exploration, development, production and processing of oil and gas are subject to various federal and state laws and regulations designed to protect the environment. Compliance with these regulations is part of our day-to-day operating procedures. Infrequently, accidental discharge of such materials as oil, natural gas or drilling fluids can and does occur. Such accidents can require material expenditures to correct. We maintain levels of insurance customary in the industry to limit our financial exposure. We are unaware of any material capital expenditures required for environmental control.

         To the best of our knowledge, we are in full compliance with all state and federal environmental laws. This opinion is supported by the fact that we have never been the subject of any environmental agency investigation nor has any order involving environmental issues been issued against us.

         The trend in environmental regulation has been to place more restrictions and limitations on activities that impact the environment, such as emissions off pollutants, general disposal of wastes, and the use and handling of chemical substances. Increasingly, strict environmental restrictions and limitations have resulted in higher operating costs for us and other similar businesses throughout the United States, and it is possible that the costs of compliance with environmental laws and regulations will continue to increase.

         State initiatives to regulate further the disposal of oil and gas wastes could have a similar impact on us. In addition, we are subject to laws and regulations concerning occupational health and safety. It is not anticipated that TBX Resources will be required in the near future to expend amounts that are material in relation to our total capital expenditures program by reason of environmental or occupation health and safety laws and regulations, but insomuch as such laws and regulations are frequently changed, we are unable to predict the ultimate cost of compliance with these laws.

         We do not believe that our environmental risks are materially different from those of comparable gas and oil companies operating in similar geographic areas.

         Nevertheless, no assurance can be given that environmental laws will not, in the future, result in a curtailment of production or material increases in the cost of production, development or exploration or otherwise adversely affect our operations and financial condition. Although we maintain liability insurance coverage against certain liabilities from pollution, such environmental risks generally are not fully insurable.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Results of Operations for 1998

         For the fiscal year ending November 30, 1998, we had total revenues of $112,086.00 and total expenses of $1,171,000.70 generating a net loss of $861,825.00. There are two main reasons as to why we experienced such a significant net loss in 1998. Specifically, in 1998, crude oil prices dropped to their lowest level in many years. As a result, we suffered an extreme drop in revenues. This drop in revenues was further exacerbated by the problem that as oil prices dropped, the commercial viability of our wells was threatened. As a result, we were required to shut in several oil wells, thus dropping our revenue to zero from these shut in wells.

Results of Operations for 1999

         For the fiscal year ending November 30, 1999, we had total revenues of $377,965.00 and total expenses of $1,120.822.00 generating a net loss of $742,857.00. The reasons for our losses in 1999 were similar to those experienced in 1998. Specifically, during a significant portion of 1999, crude oil prices remained low, thus decreasing our normal revenue stream. In addition, as oil prices began to recover from their steep decline, we were required to expend significant sums to re-establish production from wells that had been shut in, thus increasing our costs of operations.

Plan of Operation for the Future

         Our current plan of development does not call for any additional capital infusions. Instead, as presently constituted, we expect to generate sufficient revenues from the sale of our production to pay all costs associated with our company for at least the following twelve months. However, our existing plan is subject to alterations based on opportunities that may present themselves. Still, to maintain our status quo, we do not expect to need any additional funds during at least the next twelve months.

         We may purchase new oil and gas properties or additional equipment to operate same. Any such additional purchases will be done on an "as needed" basis and will only be done in those instances in which we believe such additional expenditures will increase our profitability. Additionally, if economic conditions justify the same, we may hire additional employees although we do not currently have any definite plans to make additional hires.

         The oil and gas industry is subject to various trends. In particular, the prices of natural gas typically rise in the winter months and fall in the summer months. In addition, at times crude oil prices increase in the summer, during the heavy travel months, and are relatively less expensive in the winter. Of course, the prices obtained for crude oil or natural gas are dependent upon numerous other factors, including the availability of other sources of natural gas and crude oil, interest rates, and the overall health of the economy. We are not aware of any specific trends that are unusual to our company, as compared to the rest of the oil and gas industry.

         We do not currently have any material commitments for capital expenditures of which we are aware. However, if we decide to purchase additional oil and gas properties, the funds we would need to acquire such properties could be material. However, we will not acquire properties without obtaining, in advance, suitable financing to fund the purchase of such properties.

                            DESCRIPTION OF PROPERTIES

         General: The following is various information concerning production from our oil and gas wells, and our productive wells and acreage and undeveloped acreage. Our oil and gas properties are located within the northern part of the prolific east Texas salt basin. The earliest exploration in this area dates back to the early 1920s and 1930s, when frontier oil producers were exploring areas adjacent to the famous "east Texas field" located near the town of Kilgore, Texas. We have leasehold rights in eight oil and gas fields located in Gregg, Hopkins, Franklin, Panola, and Wood Counties, Texas.

         Reserves Reported to Other Agencies. We are not required and do not file any estimates of total, proved net oil or gas reserves with reports to any federal authority or agency.

         Production. The following tables set forth for the years indicated by the geographic areas indicated the average sales price, including transfers, per unit of oil produced and of gas produced and the average production costs per unit of production.



PRODUCTION

1997:

    Geographic Area           Average Sales               Average               Average Sales               Average
                              Price Per Unit          Production Cost          Price Per Unit           Production Cost
                             (barrel) of Oil         Per Unit (barrel)         (thousand cubic             Per Unit
                                 Produced             of Oil Produced           feet) of Gas            (thousand cubic
                                                                                  Produced               feet) of Gas
                                                                                                           Produced
------------------------ ------------------------ -----------------------  -----------------------  -----------------------

    East Texas Salt

         Basin                    $18.50                  $31.20                     N/A                      N/A
------------------------ ------------------------ -----------------------  -----------------------  -----------------------

When the above amounts are computed for all of the properties we maintain, on a weighted average basis, the average sales price per barrel of oil for the oil wells operated by us for 1997 equaled $18.50 per barrel of oil. In addition, the average production costs per equivalent barrel in 1997 was $31.20, again computed by taking into account weighted averages of the above numbers.

1998:

    Geographic Area           Average Sales               Average               Average Sales               Average
                              Price Per Unit          Production Cost          Price Per Unit           Production Cost
                             (barrel) of Oil         Per Unit (barrel)         (thousand cubic             Per Unit
                                 Produced             of Oil Produced           feet) of Gas            (thousand cubic
                                                                                  Produced               feet) of Gas
                                                                                                           Produced
------------------------ ------------------------ -----------------------  -----------------------  -----------------------

    East Texas Salt

         Basin                    $11.90                  $32.41                     N/A                      N/A
------------------------ ------------------------ -----------------------  -----------------------  -----------------------

When the above amounts are computed for all of the properties maintained by the Company, on a weighted average basis, the average sales price per barrel of oil for the oil wells operated by TBXR for 1998 equaled $11.90 per barrel of oil. In addition, the average production costs per equivalent barrel in 1998 was $32.41, again computed by taking into account weighted averages of the above numbers.





                                      -7-






1999:

    Geographic Area           Average Sales               Average               Average Sales               Average
                              Price Per Unit          Production Cost          Price Per Unit           Production Cost
                             (barrel) of Oil         Per Unit (barrel)         (thousand cubic             Per Unit
                                 Produced             of Oil Produced           feet) of Gas            (thousand cubic
                                                                                  Produced               feet) of Gas
                                                                                                           Produced
------------------------ ------------------------ -----------------------  -----------------------  -----------------------

    East Texas Salt

         Basin                    $17.40                  $47.29                     N/A                      N/A
------------------------ ------------------------ -----------------------  -----------------------  -----------------------

When the above amounts are computed for all of the properties maintained by the Company, on a weighted average basis, the average sales price per barrel of oil for the oil wells operated by TBXR for 1999 equaled $17.40 per barrel of oil. In addition, the average production costs per equivalent barrel in 1999 was $47.29, again computed by taking into account weighted averages of the above numbers.

Notes:

1. All interests in properties, past and present, owned and/or operated by TBX Resources, Inc. are located in the Geographical Area known as the East Texas Salt Basin. This area encompasses East Texas, South Arkansas, and North Louisiana.

2. In fiscal year 1997, the interest in properties were owned by several Joint Ventures which TBX Resources, Inc. managed. All production costs (also referred to as lease operating expenses or LOE) were paid through the individual Joint Ventures. TBX Resources, Inc. received a percentage of the net (after LOE) revenue from each Joint Venture managed in return for it's services. All Joint Ventures were closed in the beginning of fiscal year 1998, partners in the Joint Ventures were issued private stock in TBX Resources and the interests held by the Joint Ventures were rolled up into TBX Resources, Inc. directly.

3. Average Production Cost per Unit of Oil Produced was calculated by dividing the total LOE (workover expenses, pumper fees, utility costs, material costs, taxes, etc.) for all properties by the total barrels of oil sold (25,628.28 bbls in 1997; 7,961.63 bbls in 1998; 4,325.38 bbls in 1999) during the corresponding time period.

4. Average Sales Price Per Unit of Oil Produced has been calculated by averaging each month's posted price during each year. The posted prices used for this calculation were those published by Sun Oil, the purchaser of production from our wells.

5. During the fiscal years of 1997, 1998, and 1999 the inconsequential amount of gas produced by the subject properties was of no commercial value, thus all references to gas production is not applicable (N/A).

6. We think that the average production cost per unit of oil produced for fiscal years 1998 and 1999 are not accurate representations of true average production cost per unit of oil produced. The inaccurate representations are directly resultant of three distinct causes. The first being that in March of 1998 we discovered that a trusted employee of TBX Resources, Inc., Mr. Patrick Eskew, had been, among other things, misdirecting funds intended for the maintenance and workover of wells to his own personal accounts. Mr. Eskew's illegal activities (between November 1995 and March 1998) caused invoices for routine maintenance of field equipment, ie: pumps, tubing, tanks, flow lines, etc. to go unpaid. The unpaid expenses accrued to such a point that companies with which TBX Resources, Inc. had formerly held good standing with began to refuse work requests. The inability to contract service for the maintenance of producing wells caused many to fail mechanically which resulted in pronounced declines of oil sales and revenues. The expenses and penalties which accrued through the beginning of 1998 were paid incrementally during fiscal years 1998 and 1999. Mr. Eskew has since been formally indicted and has plead guilty to crimes pertaining to his activities and is currently awaiting sentencing. The second cause is due to amounts owing on properties and equipment acquired by TBX Resources, Inc. that accrued prior to fiscal year 1998. These amounts were paid by us over several years ending with fiscal year 1999. The third cause was the drastic decline in oil prices beginning in October, 1997. The decline in crude oil prices coupled with the misdirection of funds resulted in a prolonged delay in our ability to return inactive wells to production and resulted in the shutting in of additional wells. Current crude oil pricing and access to capital have now made it possible for us to return to full production and begin developmental programs. Future average production cost per unit of oil produced (as represented in the Engineering Appraisal dated July 1, 1999 as prepared by Harold Neff and Associates as well as the TBX Resources, Inc. Projected Cash Flows) is estimated to be approximately $2.18 per bbl and future average production cost per unit of gas produced is estimated to be approximately $0.20 per mcf. These averages are based on full development and production of properties in which interests are held as of November 30, 1999. The addition of interest in properties and/or the dispensement of interest in properties may result in either an increase or decrease in future average production cost per unit produced. Actual future average production cost per unit produced may vary from estimates.

7. The average production cost per unit sold for fiscal year 1997 is, again, not an accurate representation of true average production cost per unit of oil produced. Records as kept by Mr. Eskew in connection to expenditures were in part overly inflated, falsified, and on two separate occasions they were partially or fully destroyed and then recreated by Mr. Eskew. Although it cannot be known for sure, it appears that two of the Joint Ventures were unaffected by Mr. Eskew's unique accounting procedures. They are the Pine Mills Joint Venture and the Talco Field Joint Venture. As can be best calculated, it appears that the average production cost per unit sold for fiscal year 1997 based on these two Joint Ventures would be more accurately reported as $4.47 per bbl. This number is calculated by dividing the total production amount from the two Joint Ventures, 15,545.20 bbls, into the combined LOE (as it appears to have been) of the same two Joint Ventures of $69,438.00.


PRODUCTIVE WELLS AND ACREAGE

   Geographic           Total              Net              Total               Net              Total              Net
      Area            Gross Oil         Productive        Gross Gas         Productive           Gross           Developed
                        Wells           Oil Wells           Wells            Gas Wells         Developed           Acres
                                                                                                 Acres
-----------------  ----------------  ----------------  ----------------  ----------------- ----------------- -----------------
   East Texas
   Salt Basin             58             57.77719            N/A                N/A             3,507.2          3,502.34
-----------------  ----------------  ----------------  ----------------  ----------------- ----------------- -----------------


Notes:
-----

1. Total Gross Oil Wells were calculated by subtracting the 8 wells designated as Injection Wells and the 3 wells designated as Water Supply Wells from the 69 wells owned and/or operated by TBX Resources, Inc. as of November 30, 1999.

2. Net Productive Oil Wells were calculated by multiplying the working interest held by TBX Resources, Inc. in each of the 58 Gross Oil Wells and adding the resulting products.

3. Total Gross Developed Acres is equal to the total surface acres of the properties in which TBX Resources, Inc. holds an Interest.

4. Net Developed Acres is equal to the Total Gross Developed Acres multiplied by the percentage of the total working interest held by TBX Resources, Inc. in the respective properties.

5. All acreage in which we hold a working interest as of November 30, 1999 had existing wells located thereon; thus all acreage leased by TBX Resources, Inc. may be accurately classified as developed.


---------------------------------  -----------------   ----------------------
            Geographic Area           Gross Acres           Net Acres
---------------------------------  -----------------   ----------------------
         East Texas Salt Basin          3,507.2             3,502.34
---------------------------------  -----------------   ----------------------


Notes:
-----

1. Undeveloped acreage and developed acreage are in some cases contiguous. Acreage that has existing wells and may be classified as developed may also have additional development potential based on the number of producible zones beneath the surface acreage. For the purpose of this filing, TBX Resources, Inc. is classifying 2,336 acres (the 2,336 acres are also included within the 3,507.2 developed acres) of the total acreage leased as undeveloped.

2. A more comprehensive study of all properties currently leased by us would be required to determine precise developmental potential. Currently, only the 2,336 acres which make up the NE Bethany Waterflood Unit #3 and its associated leases have been studied in enough depth to have determined a developmental program which will be implemented over the entirety of the acreage.

         Delivery Commitments. In October, 1996, TexEast Operating Company, Inc., a company that is affiliated with our company, entered into a crude oil purchase agreement with Sun Company, Inc. (R&M). Tim Burroughs, our president, owns all of the common stock of TexEast Operating Company, Inc. Pursuant to the Sun agreement, Sun agreed to purchase crude oil and condensate produced from our properties. The Sun agreement had a term of six months commencing on October 1, 1996, and continuing thereafter month-to-month. Although we are in the "month-to- month" portion of the crude oil purchase agreement, if Sun chose to terminate the purchase agreement, we are confident that we would be able to obtain another purchaser in the vicinity of the wells who would purchase our crude oil on prices similar to those offered by Sun.

          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS
          -------------------------------------------------------------

         The following table sets forth the stock ownership of the officers, directors and shareholders holding more than 5% of the common stock of TBX
Resources:

Title of Class            Name and                     Amount        Percent of
                       Address of Owner                Owned           Class
--------------         -----------------------       ---------       ----------

Common Stock           Tim Burroughs                 1,700,000        11.767%
                       12300 Ford Road
                       Suite 265
                       Dallas, Texas 75234

Common Stock           Burroughs Family Trust1       5,000,000        34.609%
                       12300 Ford Road
                       Suite 265
                       Dallas, Texas 75234

Common Stock           Christine Coley                  50,000         0.346%
                       12300 Ford Road
                       Suite 265
                       Dallas, Texas 75234

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
             -------------------------------------------------------

         Our current executive officers and directors, their ages and present positions with TBX Resources are identified below. Our directors hold office until the annual meeting of the shareholders following their election or appointment and until their successors have been duly elected and qualified. Our officers are elected by and serve at the pleasure of our Board of Directors.

   Name               Age                 Position
   ----               ---                 --------
Tim Burroughs         40        President and Chairman of the Board of Directors

Christine Coley       44        Secretary and Director

         Tim Burroughs is the President, Chairman of the Board and founder of TBX Resources, Inc. With over ten years experience in financing oil and gas drilling and development projects for Dallas/Ft. Worth based energy companies and having studied business administration at Texas Christian University in Fort Worth, Mr. Burroughs developed and implemented a low risk start-up plan for us. Essential to the plan were the excellent reputations and successful backgrounds of the consultants and operating personnel with which Mr. Burroughs had developed a solid relationship with prior to initiating our business plan.

--------
1 Tim Burroughs, our President and Chairman of the Board of Directors, controls the Burroughs Family Trust.

         Christine Coley is the Secretary-Treasurer; Director of Administration for TBX Resources. Ms. Coley has over ten years experience in office administration. A diverse background in office management and operations has resulted in a business philosophy focusing on streamlined solutions for the highly detailed oil and gas industry. Ms. Coley's experience includes extensive responsibilities managing all phases of accounting, purchasing, customer service, scheduling, compliance and day-to-day office operations.

                             EXECUTIVE COMPENSATION
                             ----------------------

         The following table sets forth the compensation awarded to, earned by, or paid to the executive officers named:

Name and Position             Year            Annual Salary            Bonus
-----------------             ----            -------------            -----

Tim Burroughs                 1998            $100,000.00              N/A
President                     1999            $100,000.00              N/A
                              2000            $100,000.00              N/A

Christine Coley               1998            $35,000.00               $2,000.00
Secretary/Treasurer           1999            $38,000.00               N/A
                              2000            $38,000.00


         Mr. Burroughs also holds options to purchase 500,000 shares of our common stock each year for five years at a price equal to one-half of the average bid price for our common stock.

         Ms. Coley was issued 50,000 shares in lieu of cash compensation in October, 1998. We also have an agreement to issue to Ms. Coley an additional 50,000 shares during the calendar year 2000.


                           SECURITIES BEING REGISTERED
                           ---------------------------

COMMON STOCK

         Our Articles of Incorporation, as amended, authorize 100,000,000 shares of common stock, $0.01 par value per share. The shares of common stock have no preemptive or other subscription rights, have no conversion rights and are not subject to redemption. All shares of common stock will be, when and if issued, fully paid and non-assessable. No personal liability will attach to the ownership thereof. The holders of common stock are entitled to one vote for each share held. The common stock has non-cumulative voting rights. In the event of a liquidation of TBX Resources, the common shareholders would be entitled to their proportionate part of the assets of TBX Resources, but only after the satisfaction of all secured and unsecured creditors.

MARKET INFORMATION

         At present, prices for our common stock are quoted in the "pink sheets" maintained by the NASD and our ticker symbol is TBXR. TBX Resources currently has 5 market makers who assist TBX Resources in maintaining a market for its stock.

TRANSFER AGENT

         The Company's transfer agent is Securities Transfer Corp., 16910 Dallas Parkway, Suite 100, Dallas, TX 75248, telephone number 972/447-9880.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
            --------------------------------------------------------

         Prices for our common stock are currently quoted in the "pink sheets" maintained by the NASD and our ticker symbol is TBXR. Prices for our stock were approved for quotation on the pink sheets on December 7, 1999. The following table shows the high and low bid information for our common stock for each quarter during which prices for our common stock have been quoted in the pink sheets.

Quarter                                               Low Bid           High Bid
-------                                               -------           --------

Quarter ending December 31,  1999                     $1.00             $1.75
Period from January 1, 2000 to March 7, 2000          $1.75             $6.00

         The above information was obtained from the NASD. Because these are over-the-counter market quotations, these quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

         We have approximately 225 shareholders of our common stock as of March 7, 2000.

DIVIDEND POLICY

         The holders of common stock are entitled to dividends when, and if, declared by the Board of Directors from funds legally available therefor, subject to any preference on preferred stock, if applicable, which may then be outstanding. We have not paid a dividend on our common stock since inception and do not anticipate that funds will be utilized for the payment of dividends in the foreseeable future.

                     RECENT SALES OF UNREGISTERED SECURITIES
                     ---------------------------------------

         We participated in ten joint ventures established for the drilling or oil and gas wells for the period commencing March 1, 1995 and ending May 28, 1997. In late 1997, we reached an agreement with the other holders of the joint ventures whereby the joint venture interests in the oil and gas wells developed by the joint ventures were exchanged for our common stock. The joint venture interests were exchanged as of October 8, 1997, November 15, 1997, December 1, 1997 and July 13, 1998. All of the exchanges except the N.E. Bethany No. 1 and No. 2 Joint Ventures were made based on the ratio of one share of common stock for each dollar invested in a Joint

Venture. The ration used on the N.E. Bethany I and II Joint Venture was two shares of common stock for each dollar invested in each particular Joint Venture. By virtue of this exchange, 1,638,807 shares of our common stock were issued in exchange for the Joint Venture interests in the applicable wells.

         Because the exchange offer was conducted between existing joint venture partners, we did not use any underwriters or other persons to assist us in the exchange so no underwriting discounts or commissions were paid. Because we had a pre-existing business relationship with all of the joint venture owners, and because no public offering of the securities was conducted, we relied upon
Section 4(2) of the Securities Act of 1933 (the "1933 Act") for an exemption from the registration requirements.

         For the period from January, 1998 through September, 1999, a total of 2,305,720 shares were sold by us to investors who had either previously participated in joint ventures or were referred to us by participants in our joint ventures. Because of our pre-existing relationship with these investors, no underwriter was used and no commissions or underwriting discounts were paid with respect to these offerings. Because of our pre-existing relationship of these investors, we relied upon Section 4(20 of the 1933 Act as our exemption from the registration requirements of the 1933 Act.

         In November , 1999, we issued 100,000 shares to one person for services rendered to our company. In particular, this individual assisted us in establishing and maintaining various public relations and marketing relationships with customers of and suppliers to our company. Because this person had provided various consulting services to us over a period of time, we had no need to use an underwriter to assist us in issuing these securities. As a result, no commissions or underwriting discounts were paid with respect to these transfers of shares. Because of the limited nature of the issuance of these securities and our pre-existing relationship with this person, we relied upon
Section 4(2) of the 1933 Act for the exemption from the registration provision of the 1933 Act.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS
                    -----------------------------------------

         On May 21, 1999, we entered into an agreement with our directors whereby we agreed to indemnify and hold harmless each member of the board of directors from any and all liability and expenses arising out of the exercise of their duties under Texas law as a director of our company, absent fraud or gross misconduct on the part of each director. Our officers or directors could take the position that this duty of ours to indemnify our directors or officers may include the duty to indemnify the officer or director for the violation of securities laws.

         Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of our company pursuant to the above described indemnification agreement, our Articles of Incorporation, Bylaws, Texas law or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or payed by a director, officer or controlling person of our company and the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                              FINANCIAL STATEMENTS
                              --------------------

         The following are the financial statements of TBX Resources, with independent auditors report, for the periods ending November 30, 1999 and 1998.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 8, 2000

(Registrant)                    TBX Resources, Inc.

By (Signature and Title):       /s/ Tim Burroughs
                                ----------------------------
                                    Tim Burroughs, President

                               TBX RESOURCES, INC.

                              FINANCIAL STATEMENTS

                           NOVEMBER 30, 1999 AND 1998

                               TBX RESOURCES, INC.

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES





                                                                            PAGE
                                                                            ----

Independent Accountant's Audit Report Dated December 19, 1999                 2

Balance Sheets - November 30, 1999 and 1998                                   3
Statements of Operations-
     For The Twelve Months Ended November 30, 1999 and 1998                   4

Statements of Cash Flows-
     For The Twelve Months Ended November 30, 1999 and 1998                   5

Statements of Changes in Stockholders' Equity-
     For The Twelve Months Ended November 30, 1999 and 1998                   6

Supplemental Statements of Noncash Investing and Financing Activities-
     For The Twelve Months Ended November 30, 1999 and 1998                   7

Notes to Financial Statements                                                 8

                              JAMES A. MOYERS, CPA

                    10300 North Central Expressway, Suite 530

                               Dallas, Texas 75231

                        (214) 987-4687 FAX (214) 987-4693

To the Board of Directors and Stockholders
TBX Resources, Inc.
Dallas, Texas

                      INDEPENDENT ACCOUNTANT'S AUDIT REPORT

         I have audited the accompanying balance sheets of TBX Resources, Inc. as of November 30, 1999 and 1998 and the related statements of operations, changes in stockholders' equity, cash flows and noncash investing and financing activities for each of the two years in the period ended November 30, 1999. All information included in these financial statements is the responsibility of the management. My responsibility is to express an opinion on these financial statements based on my audit work.

     I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TBX Resources, Inc. as of November 30, 1999 and 1998, and the results of its operations, cash flows and noncash investing and financing activities for each of the two years in the period ended November 30, 1999, in conformity with generally accepted accounting principles.

December 19, 1999


                                                James A. Moyers, CPA


                               TBX RESOURCES, INC.
                                 BALANCE SHEETS

                                    (Audited)


                                                                           November 30,
                                                                           ------------
                                                                        1999          1998
                                                                    -----------    -----------
              ASSETS

Current Assets

    Cash                                                            $     3,174    $   145,920
    Accounts receivable
         Trade                                                            2,967          2,969
         Affiliates                                                      79,447        117,422
         Other                                                          123,965          9,500
    Deferred income taxes                                                56,669         56,669
                                                                    -----------    -----------
        Total current assets                                            266,222        332,480
                                                                    -----------    -----------
Equipment and Property

    Office furniture, fixtures and equipment                             71,748         71,748
    Oil and gas properties, using successful efforts accounting
         Proved properties and related equipment                      2,363,738      2,566,683
                                                                    -----------    -----------
                                                                      2,435,486      2,638,431
    Less accumulated depreciation, depletion and amortization            81,427         62,438
                                                                    -----------    -----------
             Total equipment and property                             2,354,059      2,575,993
                                                                    -----------    -----------

Investment in Southern Oil & Gas Company, Inc.                          300,000           --
                                                                    -----------    -----------

Deferred Income Taxes                                                   179,073        179,073
                                                                    -----------    -----------

Other Assets                                                             45,712          2,655
                                                                    -----------    -----------
           Total Assets                                              $ 3,145,066    $ 3,090,201
                                                                    ===========    ===========


              LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

    Trade accounts payable                                          $    91,291    $    79,228
    Taxes payable                                                        54,419         65,624
    Accrued expenses                                                     26,895         24,789
                                                                    -----------    -----------
         Total current liabilities                                       172,605        169,641
                                                                    -----------    -----------

Commitments and Contingencies                                              --             --

Stockholders' Equity

   Common  stock- $.01 par value; authorized 100,000,000 shares;
    14,559,027shares outstanding at November 30, 1999; 13,699,010
    shares outstanding at November 30, 1998                             145,590        136,990
    Capital in excess of par value                                    4,582,976      3,796,818
   Accumulated deficit                                               (1,756,105)    (1,013,248)
                                                                    -----------    -----------
      Total stockholders' equity                                      2,972,461      2,920,560
                                                                    -----------    -----------
          Total Liabilities and Stockholders' Equity                $ 3,145,066    $ 3,090,201
                                                                    ===========    ===========


The accompanying notes are an integral part of these financial statements.

                              TBX RESOURCES, INC.
                            STATEMENTS OF OPERATIONS

                                    (Audited)



                                                        For Twelve Months Ended
                                                            November 30,
                                                            ------------
                                                         1999          1998
                                                     -----------    -----------

Revenues:

    Oil and gas sales                                $    42,995    $    74,279
    Joint venture income                                 235,880         37,714
     Other                                                99,090             93
                                                     -----------    -----------

        Total revenues                                   377,965        112,086
                                                     -----------    -----------
 Expenses:

    Lease operating and taxes                            204,531        258,049
    Joint venture costs and expenses                      57,840           --
    Selling, general and administrative                  651,723        899,075
    Loss on sale of oil and gas properties and
            settlement of litigation                     187,739           --
    Depreciation, depletion and amortization              18,989         14,046
                                                     -----------    -----------
        Total expenses                                 1,120,822      1,171,170
                                                     -----------    -----------
  Net (Loss) Before Provision for

     Income Taxes                                       (742,857)    (1,059,084)

Income tax  benefit                                         --          197,259

                                                     -----------    -----------
Net (Loss)                                           $  (742,857)   $  (861,825)
                                                     ===========    ===========
Primary (Loss) Per Common Share                      $     (0.05)   $     (0.07)
                                                     ===========    ===========


The accompanying notes are an integral part of these financial statements.


                               TBX RESOURCES, INC.
                            STATEMENTS OF CASH FLOWS

                                    (Audited)


                                                                          For Twelve Months Ended
                                                                                  November 30,
                                                                                  ------------
                                                                            1999                1998
                                                                    ----------------       --------------

 Cash Flows From Operating Activities:

    Net Income (loss)                                                    $ (742,857)          $ (861,825)
    Adjustments to reconcile net income (loss) to net cash
    flow from operating activities:
         Depreciation, depletion and amortization                            18,989               14,046
         Provision for deferred income taxes                                      -             (197,259)
         Loss on sale of oil & gas properties and
            settlement of litigation                                        187,739                    -
 Changes in operating assets and liabilities:
               Decrease (increase) in:
                  Trade receivables                                               2               (2,969)
                  Affiliate receivables                                      37,975             (117,422)
                  Other receivables                                        (114,465)               9,626
               Increase (decrease) in:
                  Accounts payable                                           12,063               28,652
                  Taxes payable                                             (11,205)              65,624
                  Accrued expenses                                            2,106               24,789
                  Affiliate payables                                              -             (141,578)
                                                                    ----------------       --------------
 Net cash provided by (used) for operating activities                       (609,653)          (1,178,316)
                                                                    ----------------       --------------
 Cash Flows From Investing Activities:
    Cash used in the acquisition of options and stock
        of Southern Oil & Gas, Inc.                                        (300,000)                   -
    Cash provided by the disposal of oil and gas properties                  15,206                    -
    Cash used in the acquisition and development
       of oil and gas properties                                                  -             (248,841)
                                                                    ----------------       --------------
                                                                            (284,794)            (248,841)
                                                                    ----------------       --------------
  Cash Flows From Financing Activities:

    Cash used for legal and professional services for stock offering        (43,057)                   -
    Cash provided by the issuance of common stock                            794758            1,556,726
                                                                    ----------------       --------------
                                                                            751,701            1,556,726
                                                                    ----------------       --------------
Net Increase (Decrease) In Cash                                            (142,746)             129,569
Cash at beginning of period                                                 145,920               16,351
                                                                    ----------------       --------------
Cash at end of period                                                       $ 3,174            $ 145,920
                                                                    ----------------       --------------



The accompanying notes are an integral part of these financial statements.


                               TBX RESOURCES, INC.
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                    (Audited)




                                          Common Stock          Capital in   Accum-
                                 ------------------------       Excess of   ulated
                                    Shares       Par Value Par  Value       Deficit
                                 ------------    -------------  -------    -----------

Balance November 30, 1998          13,699,010       $ 136,990    ####      $(1,013,248)
Issuance of common stock              860,017           8,600    ####                -
Net loss for period                                                           (742,857)
                                 ----------------------------------------------------
Balance November 30, 1998          14,559,027       $ 145,590    ####      $(1,756,105)
                                 ====================================================



The accompanying notes are an integral part of these financial statements.


                               TBX RESOURCES. INC.
                   SUPPLEMENTAL STATEMENT OF NONCASH INVESTING
                            AND FINANCING ACTIVITIES

                                    (Audited)







                                                                 For Twelve Months Ended
                                                                      November 30,
                                                                      ------------
                                                                1999                  1998
                                                           ----------------       --------------


Fair value of oil and gas properties acquired              $              -       $   (2,377,082)
Issuance of common stock for assets                                       -            2,377,082
                                                           ----------------       --------------
                                                           $              -       $            -
                                                           ================       ==============








The accompanying notes are an integral part of these financial statements.

                               TBX RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS



1.  BUSINESS ACTIVITIES:

TBX Resources, Inc., a Texas Corporation, was organized on March 24, 1995. The Company's principal business activity is acquiring and developing oil and gas properties. The Company has 61 oil and gas wells and 8 injection wells that are located in East Texas and Northern Louisiana. The Company's philosophy is to acquire properties with the purpose of reworking existing wells and/or drilling development wells to make a profit.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Office Furniture, Fixtures and Equipment

These assets are stated at the Company's cost and depreciated on an accelerated basis over five to seven years. Maintenance and repair costs are expensed when incurred, while major improvements are capitalized.

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests and to drill and equip development wells are capitalized. Major costs to enhance existing wells are capitalized. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the units of production method. The computation is based upon recoverable reserves as determined by the Company and an independent petroleum engineer. Operating costs are expensed as incurred. On the sale or retirement of a unit of proved property, gain or loss is recognized.

Investment In Southern Oil & Gas Company, Inc.

The Company's investment in Southern Oil & Gas Company, Inc. is accounted for by the cost method. The impact of the cost versus equity method (the preferred method) of accounting for the investment is not considered material.

Income Taxes

The Company computes income tax expense using Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS 109 requires the measurement of deferred tax assets for deductible temporary differences and operating loss carry forwards and of deferred tax liabilities for taxable temporary differences. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted law. The effects of future changes in tax laws and rates are not anticipated.

3.   AFFILIATED PARTY TRANSACTIONS:

     a. The operators of the oil and gas leases, Texeast Operating Co., Inc. and Gulf Tex Operating, Inc. are affiliates of TBX Resources. Mr. Burroughs, the majority stockholder of the Company, is the sole shareholder of Texeast and Gulf Tex.

     b. Affiliate receivables represents advances to companies owned by the President and majority stockholder of the Company. The amounts due as of November 30, 1999 and 1998 were $79,447 and $117,422, respectively.

                              TBX RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS



4.  ACCOUNTS RECEIVABLE-OTHER:

In November 1999, the Company settled a claim against a financial institution for $75,000. The claim arose as a result of the bank accepting checks forged by a former employee over several years. The impact of the loss on the financial statements for the period ended November 30, 1998 is immaterial.

5.  INVESTMENT IN SOUTHERN OIL & GAS COMPANY, INC:

The Company's investment in Southern has been accounted for on the cost basis as follows:
    Option to purchase all of the outstanding shares               $100,000
    Purchase of twenty percent (20%) interest                       200,000
                                                                    -------
                  Total investment                                 $300,000
                                                                    =======

Summarized financial information from the unaudited financial statements of Southern as of November 30, 1999 follows:

                                                                   November
                                                                   --------
                                                                     1999
                                                                     ----

    ASSETS

    Current assets                                                 $294,182
    Property and equipment net of depreciation, depletion
        and amortization of $1,214,555                              562,034
                                                                   -------
           Total Assets                                            $856,216
                                                                    =======

    LIABILITIES AND EQUITY
    Current liabilities                                            $ 47,753
    TBX Resources, Inc. purchase option                             100,000
    Equity                                                          708,463
                                                                    -------
           Total Liabilities and Equity                            $856,216
                                                                    =======

    STATEMENT OF CASH BASIS INCOME AND EXPENSES
    FOR NINE MONTHS ENDED NOVEMBER 30, 1999

    Revenue                                                        $299,075
    Total expenses                                                 (322,552)
                                                                    -------
    Net loss before depreciation and federal income tax benefit    $(23,477)
                                                                    =======
6.  COMMITMENTS AND CONTINGENCIES:

a. TBX Resources, Inc. is planning a 1.5 million dollars ($1,500,000) private placement in first quarter of year 2000. The Company expects to offer approximately 150 thousand Series A Convertible Preferred Stock at $10.00 per share bearing a 9% dividend semiannually, and five year warrants to purchase 150,000 shares of Common Stock, exercisable at $1.50 per share. No formal agreement has been reached with the Agent at this time; accordingly, the offering is subject to change

b. On January 6, 1999 the Company entered into an option agreement, as amended, to purchase all of Southern Oil & Gas Company's (Southern) stock for one million dollars

                              TBX RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS



6.  COMMITMENTS AND CONTINGENCIES (continued):

     ($1,000,000). Under the terms of the agreement TBX paid one hundred thousand dollars ($100,000) for the option to purchase the shares that runs up to and including March 31, 2000. The option amount will be applied to the final payment. Each additional payment of $100,000 will entitle TBX to 10% of the shares of Southern. After 40% of the Southern shares are acquired by TBX, the next payment must be for $500,000 for the remaining 60% of the Southern shares. As of November 30, 1999 TBX Resources, Inc. owned a twenty percent (20%) interest in Southern. In addition to the purchase agreement, TBX and Southern entered into a Management Contract. Under the terms of the agreement, TBX is to provide operating funds to Southern in the amount of $40,000. If TBX does not replenish the operating fund to $40,000 after being notified of the deficiency, the option to purchase Southern is suspended until such time as the fund is restored. The Company currently does not plan to increase its interest in Southern.

    c. The Company is obligated for $12,322 under operating lease agreements for rent of its offices and one automobile during the year ending November 30, 2000. Rent expense for the years ended November 30, 1999 and 1998 was $43,579 and $49,315, respectively.

7.  AFFILIATED OIL AND GAS PARTNERSHIP:

    In May 1999 the Company sponsored the formation of a joint venture for the purpose of conducting oil and gas development and production activities on approximately 229 acres in Panola County, Texas. The Company serves as General Manager for the joint venture and, as such, has full and exclusive discretion in the management and control of the venture. The Company has a 1% working interest and 9% carried interest until the development work is complete. Thereafter, joint venture expenses are allocated 90% to the joint venture partners and 10% to the Company. Net revenues from the venture's oil and gas properties are allocated 95% to the joint venture partners and 5% to the Company.

8.  STOCKHOLDERS' EQUITY:

a. During 1998, the Company acquired all of the oil and gas properties of its joint venture partners in exchange for approximately 4,811,232 shares of TBX Resources' common stock. The transaction was accounted for as a purchase of property and equipment at the Company's designated fair value of the assets acquired. The fair value of the assets of the joint venture partners was determined to be $2,377,082. The common stock of TBX Resources, Inc. was valued at the same amount.

b. The bylaws of the Company restrict the transfer of shares of common stock. Transfers of shares of the Corporation shall be made only (i) if there is an effective registration covering the shares to be transferred under the Securities Act of 1933 and applicable state securities laws, (ii) upon the receipt of a letter from an attorney, acceptable to the board of directors or its agents, stating that in the opinion of the attorney the proposed transfer is exempt from registration under the Securities Act of 1933, or
     (iii) the transfer is made pursuant to Rule 144 under the Securities Act of 1933. In addition, the bylaws reference Subchapter S of the Internal Revenue Code that does not apply to the Company at this time.

                              TBX RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS


9.  SALE OF INTERESTS IN OIL AND GAS PROPERTIES AND SETTLEMENT OF LAWSUIT:

    The Company disposed of 12 wells in June of 1999. Management is of the opinion that the costs of re-working, developing and producing these wells would far exceed the potential revenues from the wells. The retention of these wells by the Company would have resulted in substantial expenses in plugging operations. To avoid future drain on the Company's working capital resources, Management elected to transfer all of the Company's interest in these wells to a third party for nominal consideration. The net book value of the wells at the time of sale was $112,739, which was charged to current earnings.

    The Company assigned its interest in the Pine Mills Field located in East Texas in April of this year for settlement of a dispute in a civil action. The net book value of $75,000 was charged to current earnings.

10.   INCOME TAXES:

    The net deferred tax assets in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

           Deferred tax asset                            $438,356
           Valuation allowance                            (75,000)
                                                         --------
               Adjusted deferred tax asset                363,356
           Deferred tax liability                        (127,613)
                                                         ---------
               Net deferred tax asset                    $235,743
                                                         ========

    The deferred tax assets result from net operating loss carry forwards, accounts payable and accrued expenses less a valuation reserve. The deferred tax liability results from deducting depreciation, depletion and amortization and workover costs prior to recognition in the financial statements. The components of the income tax benefit are as follows:

                         Federal

                           Current                                  $ -0-
                           Deferred (benefit)
                             Operating loss carry forward          (380,677)
                             Accounts payable and accruals          (57,679)
                             Workover and other costs                49,802
                             Depreciation, depletion and
                               amortization                           77,811
                             Valuation reserve                        75,000
                                                                   ---------
                             Net income tax benefit                $(235,743)
                                                                   =========

For the fiscal year ended November 30, 1999, the Company has not increased deferred tax assets for its net operating loss.

                              TBX RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS





11.  SUPPLEMENTARY OIL AND GAS INFORMATION:

Oil and Gas Reserve Quantities

An independent petroleum engineer determined estimated reserves and related valuations. Estimates of proved reserves are inherently imprecise and are subject to revisions based on production history, results of additional exploration and development and other factors.

Proved reserves are reserves judged to be economically producible in future years from known reservoirs under existing economic and operating conditions. Proven developed reserves are expected to be recovered through existing wells, equipment and operating methods.

Following is a summary of the changes in estimated proved developed and undeveloped oil and gas reserves of the Company, which are located in East Texas and Northern Louisiana, for the year ended November 30, 1999.

                                                          Oil             Gas
                                                         (BBL)          (MCF)
                                                        --------       -------
               Proved reserves December 1, 1998        1,484,854      6,106,547
               Revisions to previous estimates          (24,481)       (749,174)
               Production                                (2,714)          -0-
               Sales, transfers and retirements        (204,226)          -0-
                                                       ---------      ---------
                 Proved reserves November 30, 1999    1,253,433       5,357,373
                                                      =========       =========

               Proved developed reserves
               December 1, 1998                         687,668           -0-
               November 30, 1999                        500,275         446,155

Standardized Measure of Discounted Cash Flows Relating to Proved Oil and Gas Reserves

    Statement of Financial Accounting Standards No. 69 prescribes guidelines for computing a standardized measure of future net cash flows relating to estimated proven reserves. The Company has followed these guidelines, which are briefly discussed in the following paragraph.

Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimated future income taxes are computed by using statutory rates including consideration for previously legislated future statutory depletion rates. The resulting future net cash flows are reduced to present value amount by applying a 10% annual discount factor.

    The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves or their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

                               TBX RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS


Standardized Measure of Discounted Cash Flows Relating to Proved Oil and Gas Reserves (continued):

    Presented below is the standardized measure of discounted future net cash flows relating to proved oil reserves as of November 30, 1999.

               Future cash inflows                                 $41,313,558
               Future production costs                             (11,839,259)
               Future development costs                             (5,152,550)
               Future income tax expense                            (8,269,395)
                                                                   ------------
                  Future net cash flows                             16,052,354
               10% annual discount for estimated
                  timing of cash flows                              (8,701,981)
                                                                   ------------
               Standardized measure of discounted future
                  net cash flows relating to proved reserves       $ 7,350,373
                                                                   ============

The following reconciles the change in the standardized measure of discounted future net cash flow during the twelve months ended November 30, 1999.

               December 1, 1998                                    $3,675,751
               Sales of oil and gas produced, net of
                  production costs                                     75,616
               Net changes in prices and production costs           7,441,420
               Net change in future development costs                (354,464)
               Revisions of previous quantity estimates            (1,049,163)
               Net change from sales and disposals of
                  minerals in place                                  (451,077)
                  Accretion of discount                               367,462
               Net change in income taxes                          (2,245,504)
               Other                                                 (109,668)
                                                                   -----------
               November 30, 1999                                   $7,350,373
                                                                   ===========

                            INDEX TO EXHIBITS

     EXHIBIT NO.                SEC REFERENCE          TITLE OF DOCUMENT
                                    NUMBER

          1                           2                CHARTER AND BYLAWS


          2                           6                INDEMNITY AGREEMENT


          3                           6                CRUDE OIL PURCHASE
                                                       AGREEMENT

          5                           6                III METRO SQUARE OFFICE
                                                       LEASE AGREEMENT

          6                           6                EQUIPMENT AND FURNITURE
                                                       LEASE